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                              August 12, 2020

       Samuel D. Bush
       Chief Financial Officer
       Saga Communications, Inc.
       73 Kercheval Avenue
       Grosse Pointe Farms, Michigan 48236

                                                        Re: Saga
Communications, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Response dated July
22, 2020
                                                            File No. 001-11588

       Dear Mr. Bush:

               We have reviewed your July 22, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 8, 2020 letter.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Note 1. Summary of Significant Accounting Policies, page 54

   1. We note your response to prior comment 1. We also note "other senior management" is responsible for the
operational oversight of radio markets and for communication of results to the CODM.
Please identify and describe the role of "other senior management"
                                                        and tell us whether
their function is that of segment management, as that term is defined in
                                                        ASC 280-10-50-7.
              You may contact Joseph Cascarano, Senior Staff Accountant, at
(202) 551-3376 or
       Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.
 Samuel D. Bush
Saga Communications, Inc.
August 12, 2020
Page 2

FirstName LastNameSamuel D. Bush         Sincerely,
Comapany NameSaga Communications, Inc.
                                         Division of Corporation Finance
August 12, 2020 Page 2                   Office of Technology
FirstName LastName